SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________

APPLICATION FOR AN ORDER: (A) PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), EXEMPTING
APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF THE ACT; (B) PURSUANT TO
SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)
OF THE ACT; (C) PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3) OF THE ACT; AND (D)
PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER
TO PERMIT CERTAIN JOINT TRANSACTIONS

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PRINCIPAL FUNDS, INC.

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

and

PRINCIPAL MANAGEMENT CORPORATION

Please send all communications, notices and orders to:

John W. Blouch, Esq.
Drinker Biddle & Reath, LLP
1500 K Street, N.W.
Washington, DC 20005-1209

Copies to:
Adam U. Shaikh, Esq.
Principal Financial Group
Des Moines, Iowa 50392-0300

Page 1 of 31 Pages, including Exhibits
Exhibit Index appears at Page 27

As Filed on February 16, 2011

This amended application is filed in order to correct inaccurate exhibits included in original application filed on February 16, 2011 SEC Accession No. 0000898745-11-000032.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	APPLICATION FOR AN ORDER: (A)
PURSUANT TO SECTION 6(c) OF THE
PRINCIPAL FUNDS, INC.	INVESTMENT COMPANY ACT OF
1940, AS AMENDED (THE “ACT”),
PRINCIPAL VARIABLE CONTRACTS	EXEMPTING APPLICANTS FROM
FUNDS, INC.	SECTIONS 18(f) AND 21(b) OF THE
ACT; (B) PURSUANT TO SECTION
and	12(d)(1)(J) OF THE ACT FOR AN
EXEMPTION FROM SECTION
PRINCIPAL MANAGEMENT	12(d)(1) OF THE ACT; (C) PURSUANT
CORPORATION	TO SECTIONS 6(c) AND 17(b) OF THE
ACT FOR AN EXEMPTION FROM
c/o Principal Financial Group	SECTIONS 17(a)(1), 17(a)(2) AND
Des Moines, Iowa 50392-2080	17(a)(3) OF THE ACT; AND (D)
PURSUANT TO SECTION 17(d) OF
File No. 812-______	THE ACT AND RULE 17d-1
THEREUNDER TO PERMIT
Investment Company Act of 1940	CERTAIN JOINT TRANSACTIONS

I. INTRODUCTION

Principal Funds, Inc. (“PFI”), Principal Variable Contracts Funds, Inc. (“PVC”) (each of
PFI and PVC a “Company” and collectively the “Companies”) and Principal Management
Corporation (“PMC”) (collectively, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”): pursuant to Section 6(c) of the Act for an exemption from Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to
Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements as described below (the “Application”).

Each of the Companies consists of multiple series or funds and may offer additional funds in the future (collectively, the “Funds”). Applicants hereby file this Application for an order permitting the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in this Application.
Currently, certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests or for other temporary purposes. The Companies propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed credit facility, the Funds intend to: (i) reduce the costs that would be incurred in borrowing from banks and other lenders; and (ii)
earn higher interest rates on their cash balances.

Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1)
of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) of the Act generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several, participant unless it has been approved by an order of the Commission. Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

Applicants request that the exemptive relief requested herein apply to: (i) any future series of the Companies (included in the term “Funds”); (ii) any successor entity to PMC;[1] and
(iii) any other registered management investment company or series thereof (included in the term
“Funds”) for which PMC or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with PMC serves as investment adviser. The
Companies are the only registered investment companies that currently intend to rely on the requested order. Any other registered investment company (or series thereof) that relies on the order in the future will comply with the terms and conditions set forth in this Application.

Applicants request an order of exemption from the above-mentioned provisions to the extent necessary to establish and operate the proposed credit facility as described in this
Application, subject to the terms and conditions set forth herein. The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances.
Accordingly, Applicants believe the relief requested is appropriate in the public interest and is

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[1] The term “successor” is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II.	BACKGROUND

A. PFI

PFI is a Maryland corporation which is registered as an open-end management investment company under the Act. PFI is a series investment company which currently offers
63 Funds, each of which has its own investment objective and policies. Shares of PFI are registered under the Securities Act of 1933, as amended (the “1933 Act”). They are offered directly to the public as well as to certain separate accounts of Principal Life Insurance Company
(“Principal Life”), an Iowa stock life insurance company, that are excepted from the definition of investment company by Section 3(c)(11) of the Act and, therefore, are not registered as investment companies under the Act. These separate accounts are used to fund group annuity contracts that are not registered under the 1933 Act because they are issued to qualified retirement plans pursuant to Section 3(a)(2) of the 1933 Act.

B. PVC

PVC is a Maryland corporation which is registered as an open-end management investment company under the Act. PVC is a series investment company which currently offers
35 Funds, each of which has its own investment objective and policies. Shares of PVC are registered under the 1933 Act. They are sold principally to separate accounts, registered as investment companies under the Act, of Principal Life and other, unaffiliated insurance companies. These separate accounts are used to fund variable life insurance and variable annuity contracts issued by Principal Life and such other insurance companies that are registered under the 1933 Act.[2]

C. PMC

PMC is an Iowa corporation and an indirect wholly-owned subsidiary of Principal
Financial Group, Inc., the ultimate parent entity of Principal Life. PMC is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment manager for all the Funds of PFI and PVC. As investment manager, PMC provides investment advisory and certain corporate administrative services to the Funds. Pursuant to sub-
advisory agreements, PMC has delegated day-to-day portfolio management responsibilities for certain Funds or portions of the assets thereof to various sub-advisers that may be affiliated or unaffiliated with PMC.

2 PVC has obtained “mixed and shared funding” relief from the Commission. In the Matter of
Principal Variable Contracts Fund, Inc., et al., Investment Company Act Release Nos. 27852
(Jun. 18, 2007) (notice) and 27887 (Jul. 17, 2007) (order).

D. Current Borrowing Practices

At any particular time, while some Funds are making short-term loans to banks or other entities by entering into repurchase agreements or purchasing short-term instruments either directly or through the “Joint Account” (as defined below), other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade "fail" in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes. Pursuant to a Commission order, each Fund may deposit uninvested cash balances in a single joint trading account administered by PMC (the “Joint Account”) for purposes of investing those balances in one or more short-term instruments, including repurchase agreements and short-term money market instruments, to the extent consistent with each participating Fund’s investment objectives, policies and restrictions.[3] In addition, PMC has implemented and administers a “cash management program” for certain Funds (the “Cash Management Program”). Under the Cash
Management Program, PMC may invest a Fund’s available cash (to meet redemption requests and pay expenses) as well as cash flows from investments in the Fund in stock index futures contracts to gain exposure to the relevant market or in the Joint Account.

The Companies, each on behalf of certain of its Funds, have entered into a credit agreement (the “Credit Agreement”) with certain lenders, including the Funds’ Custodian, Bank of New York Mellon, under which such Funds have access to a $150 million joint line of credit.
Borrowings under the Credit Agreement are made to facilitate the handling of unusual and/or unanticipated short-term cash requirements. The interest rate charged under the Credit
Agreement is the Federal Funds Rate plus 37.5 basis points. In addition, there is an annual commitment fee of 10 basis points on the unused portion of the available credit. If the relief requested herein is granted, the Companies intend to maintain the Credit Agreement but may at some future time determine to reduce the amount of the joint line of credit or terminate the
Credit Agreement.

When a Fund borrows money from a bank or under the Credit Agreement, it pays interest on the loan at a rate that is higher than the rate that is earned by other (non-borrowing) Funds on investments in repurchase agreements or other short-term instruments of the same maturity as the bank loan or loan under the Credit Agreement. Applicants assert that this differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

E. The Proposed Credit Facility

The Companies seek to enter into master interfund lending agreements (“Interfund
Lending Agreements”) with each other on behalf of the Funds that would permit each Fund to lend money directly to and borrow money directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”). The proposed credit facility would both reduce the
Funds' potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the proposed credit facility would reduce the

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3 In the Matter of Principal Aggressive Growth Fund, et al., Investment Company Act Release
Nos. 21855 (Mar. 25, 1996) (notice) and 21912 (Apr. 23, 1996) (order).

Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

It is anticipated that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities “fails” due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the
Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity without the Fund incurring custodian overdraft or other changes.

While bank borrowings could generally supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan. Under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or purchasing shares of a money market Fund. Thus, the proposed credit facility would benefit both borrowing and lending Funds.[4]

The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan
Rate”) would be the average of: (i) the “Repo Rate,” as defined below; and (ii) the “Bank Loan
Rate,” as defined below. The Repo Rate for any day would be the highest rate available to a lending Fund from investment in overnight repurchase agreements. The Bank Loan Rate for any day would be calculated by PMC each day an Interfund Loan is made according to a formula

4 In this respect, Applicants' proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants' proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund. Cf. Safeco Growth Fund, Inc. (pub. avail. Mar. 4,
1985).

established by the Board of Directors (the “Board”) of each Fund and intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds.[5] The formula would be based upon a publicly available rate (e.g., federal funds plus 25 basis points)
and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund’s
Board. In addition, each Fund’s Board would periodically review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the
Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the
Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates.
Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

The proposed credit facility would be administered by one or more investment, administrative and fund accounting personnel from PMC, a portfolio manager for the
Companies’ money market Funds, which are sub-advised by Principal Global Investors, LLC, an affiliate of PMC, and a representative of the Corporate Treasury of Principal Life (collectively, the “Credit Facility Team”). No portfolio manager of any other Fund will serve as a member of the Credit Facility Team. The proposed credit facility would be available to any Fund, although the Companies’ money market Funds would not participate as borrowers. On any day on which a Fund intends to borrow money, the Credit Facility Team would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate; and (ii) more favorable to the borrowing Fund than the Bank
Loan Rate.

Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund's total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund's outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that
Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund
Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund's temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund's total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day's notice by the

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[5] The composition of the Boards of Directors of PFI and PVC, and therefore of each of the currently existing Funds, is the same.

lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

Under the proposed credit facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Credit
Facility Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.

The Credit Facility Team would allocate borrowing demand and cash available for lending among the Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

The Credit Facility Team would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers (other than the money market Fund portfolio manager who is on the Credit Facility Team). Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Credit
Facility Team would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds (other than the money market Fund portfolio manager acting in his or her capacity as a member of the Credit Facility Team). All allocations made by the Credit Facility Team will require the approval of at least one member of the Credit Facility
Team other than the money market Fund portfolio manager. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand.
Therefore, after the Credit Facility Team has allocated cash for Interfund Loans, any remaining cash will be invested by PMC in the Joint Account or pursuant to the Cash Management
Program.[6]

The method of allocation and related administrative procedures would be approved by the
Board of each Fund, including a majority of the Directors who are not "interested persons" of the
Fund, as that term is defined in Section 2(a)(19) of the Act (“Independent Directors”), to ensure that both borrowing and lending Funds participate on an equitable basis. PMC would report quarterly to each Fund’s Board on the participation of the Fund in the proposed credit facility.
Each Fund’s Board would review at least quarterly the Fund's participation in the proposed credit facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Fund’s participation in the proposed credit facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, PMC

[6] The Credit Facility Team may consult portfolio managers of sub-advisers from time to time for assistance in making accurate assessments of the borrowing needs of certain Funds and lending capabilities of other Funds.

would promptly refer the loan for arbitration to an independent arbitrator selected by the Board of each Fund involved, who would have binding authority to resolve any problem promptly.

PMC would: (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to each Fund’s Board concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged. PMC, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the relevant management, advisory or administrative contract with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility. PMC may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Such fees would be no higher than those applicable for comparable bank loan transactions.

If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information; and (iii) the Fund's participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.

III. STATUTORY PROVISIONS

Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section. Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section
17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d)
of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the
Commission.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security except that any such registered company shall be permitted to borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least
300 per centum for all borrowings of such registered company.” Under Section 18(g) of the Act, the term “senior security” includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the
Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

Rule 17d-1(b) under the Act provides that, in passing upon an application filed under the
Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Similarly, Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV. REQUEST FOR EXEMPTIONS

Applicants seek an order: pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to
Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the
Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of
Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and
Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.	On each business day, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund
Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.	If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii)
will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending
Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.	A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total
10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a
Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

5.	Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all of its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding
Interfund Loan by the pledge of segregated collateral with a market value at least equal to
102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the
Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the lnterfund Loan.

6.	No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15%
of the lending Fund's current net assets at the time of the loan.

7.	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.	A Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

10.	Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

12.	The Credit Facility Team will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the
Funds, without the intervention of any portfolio manager of the Funds (other than the money market Fund portfolio manager acting in his or her capacity as a member of the
Credit Facility Team). All allocations will require the approval of at least one member of the Credit Facility Team who is not the money market Fund portfolio manager. The
Credit Facility Team will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that the money market fund portfolio manager on the Credit Facility Team has access to loan demand data). Any amounts remaining after satisfaction of borrowing demand will be invested in the Joint Account or pursuant to the Cash Management
Program.

13.	PMC will monitor the lnterfund Loan Rate and the other terms and conditions of the
Interfund Loans and will make a quarterly report to the Board of each Company concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

14.	The Board of each Fund, including a majority of the Independent Directors, will:

(a) review, no less frequently than quarterly, the Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b) establish the Bank Loan Rate formula used to determine the interest rate on
Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c) review, no less frequently than annually, the continuing appropriateness of the
Fund's participation in the proposed credit facility.

15. In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement,
PMC will promptly refer such loan for arbitration to an independent arbitrator, selected by the Board of each Fund involved in the loan, who will serve as arbitrator of disputes concerning Interfund Loans.[7] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

16. Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money market Fund in which the lending fund could otherwise invest, and such other information presented to the Fund's Board in connection with the review required by conditions (13) and (14).

17. PMC will prepare and submit to the Board of each Fund for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed credit facility, PMC will report on the operations of the proposed credit facility at each Board’s quarterly meetings.

Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the proposed credit facility, which report evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.
Each Fund’s chief compliance officer will also annually file a certification pursuant to
Item 77Q3 of Form N-SAR as such Form may be revised, amended, or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that

___________________________________
7 If the dispute involves Funds with different Boards of Directors, the respective Board of each
Fund will select an independent arbitrator that is satisfactory to each Fund.

certifies that the Fund and PMC have established procedures reasonably designed to achieve compliance with the terms and conditions of the Application. In particular, such certification will address procedures designed to achieve the following objectives: (a)
that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank
Loan Rate; (b) compliance with the collateral requirements as set forth in the
Application; (c) compliance with the percentage limitations on interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and
(e) that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed credit facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18. No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

V. STATEMENT IN SUPPORT OF EXEMPTIONS

A. Discussion of Precedents

The Commission has granted exemptive orders permitting numerous other mutual fund complexes to establish interfund lending programs based on terms and conditions substantially identical to those proposed herein. In the Matter of Northern Funds, et al., Investment Company
Act Rel. Nos. 29368 (Jul. 23, 2010) (notice) and 29381 (Aug. 18, 2010) (order); In the Matter of
The Alger Funds, et al., Investment Company Act Rel. Nos. 28819 (Jul. 16, 2009) (notice) and
28844 (Aug. 11, 2009) (order); In the Matter of the Managers Funds, et al., Investment Company
Act Rel. Nos. 28748 (May 28, 2009) (notice) and 28770 (Jun. 23, 2009) (order) In the Matter of
Dodge & Cox Funds, et al., Investment Company Act Rel. Nos. 28409 (Sep. 29, 2008) (notice)
and 28740 (Oct. 27, 2008) (order); In the In the Matter of Pioneer Bond Fund, et al., Investment
Company Act Rel. Nos. 28144 (Feb. 5, 2008) (notice) and 28182 (Mar. 4, 2008) (order); In the
Matter of Riversource Diversified Income Series, et al., Investment Company Act Rel. Nos.
27506 (Sep. 28, 2006) (notice) and 27525 (Oct. 24, 2006) (order); In the Matter of Wells Fargo
Funds Trust, et al., Investment Company Act Rel. Nos. 27309 (May 1, 2006) (notice) and 27385
(May 30, 2006) (order); In the Matter of Frank Russell Investment Company, et al., Investment
Company Act Rel. Nos. 27292 (Apr. 25, 2006) (notice) and 27325 (May 23, 2006) (order); In the
Matter of Thrivent Mutual Funds, et al., Investment Company Act Rel. Nos. 27201 (Jan. 3, 2006)
(notice) and 27222 (January 31, 2006) (order); In the Matter of Marshall Funds, et al.,
Investment Company Act Rel. Nos. 27060 (Sep. 8, 2005) (notice) and 27111 (Oct. 5, 2005)
(order); In the Matter of AMR Investment Services Trust, Investment Company Act Rel. Nos.
26413 (Apr. 8, 2004) (notice) and 26443 (May 4, 2004) (order); In the Matter of Nations Funds
Trust, et al., Investment Company Act Rel. Nos. 26146 (Aug. 11, 2003) (notice) and 26174 (Sep.
5, 2003) (order); In the Matter of FBHG Funds, et al., Investment Company Act Rel. Nos. 26100
(Jul. 15, 2003) (notice) and 26148 (Aug. 12, 2003) (order); In the Matter of AB Funds Trust and

SBC Financial Services, Inc., Investment Company Act Rel. Nos. 26067 (Jun. 4, 2003) (notice)
and 26093 (Jul. 1, 2003) (order); In the Matter of ARK Funds, Allied Investment Advisors, Inc.,
Allfirst Trust Company, N.A., Investment Company Act Rel. Nos. 25923 (Feb. 3, 2003) (notice)
and 25950 (Mar. 3, 2003) (order); In the Matter of Oppenheimer Integrity Funds, et al.
Investment Company Act Rel. Nos. 25760 (Sep. 30, 2002) (notice) and 25776 (Oct. 22, 2002)
(order); In the Matter of Colchester Street Trust, et al., Investment Company Act Rel. Nos.
24563 (Jul. 24, 2000) (notice) and 24602 (Aug. 21, 2000) (order); In the Matter of Scudder
California Tax Free Trust, Investment Company Act Rel. Nos. 24174 (Nov. 23, 1999) (notice)
and 24215 (Dec. 21, 1999) (order); In the Matter of Invesco Bond Funds, Inc., Investment
Company Act Rel. Nos. 24176 (Nov. 24, 1999) (notice) and 24212 (Dec. 21, 1999) (order); In the Matter of Janus Investment Fund, Investment Company Act Rel. Nos. 22922 (Dec. 2, 1997)
(notice) and 22983 (Dec. 30, 1997) (order); In the Matter of Vanguard Money Market Reserves,
Inc., Investment Company Act Rel. Nos. 21825 (Mar. 13, 1996) (notice) and 21889 (Apr. 11,
1996) (order); In the Matter of Stein Roe Income Trust, Investment Company Act Rel. Nos.
21609 (Dec. 19, 1995) (notice) and 21678 (Jan. 17, 1996) (order); and In the Matter of Daily
Money Fund, Investment Company Act Rel. Nos. 17257 (Dec. 8, 1989) (notice) and 17303 (Jan.
11, 1990) (order).

B. Discussion in Support of the Application

The proposed credit facility is intended to be used by the Funds solely as a means of: (i)
reducing the costs incurred by the Funds in obtaining bank loans for temporary purposes; and (ii)
increasing the return received by the Funds in the investment of their daily cash balances. Other than the receipt of its regular advisory fee, PMC has no pecuniary or other interest in establishing the program. The Boards of the Companies have carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed credit facility and have concluded that participation in the proposed credit facility would be in the best interests of the Funds. The Boards also have determined that the significant benefits derived from participation in the proposed credit facility more than outweigh the nominal additional risks that may be incurred by the Funds. The Board of any Fund that determines to participate in the proposed credit facility in the future would be required to make a similar determination before the Fund could participate in the proposed credit facility.

The significant benefits to be derived from participation in the proposed credit facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Credit Facility Team will compare the Interfund Loan
Rate set under the interest rate formula with the available Bank Loan Rate and the Repo Rate on each business day. A Fund would be allowed to participate in the proposed credit facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.
Furthermore, Applicants believe that these benefits can be achieved without any significant increase in risk. Applicants believe that the risk of default on Interfund Loans is likely to be de minimus given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund
Loans as proposed in this Application.

The proposed credit facility has been designed to serve only as a supplemental source of credit for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

The Board of each Company has determined that each Fund should be permitted to borrow under the proposed credit facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund
Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

To assure that a lending Fund’s use of the proposed credit facility reflects only the normal levels of short-term investment activity, the Board of each Company has determined that the Funds should limit their loans extended through the proposed credit facility to no more than
15% of a Fund’s current net assets at the time an Interfund Loan is made.

The Board of each Company has further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent high quality debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term instruments available to the
Funds. It is anticipated that a Fund would extend an Interfund Loan only when the borrower's total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1,000%
asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%.
If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii)
reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund
Loan, until the Fund's total outstanding borrowings cease to exceed 10% of its total assets.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing
Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending
Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day's notice, and the fact that the Independent Directors will exercise effective oversight of the proposed credit facility, the Board of each Company believes Interfund Loans to be comparable in credit quality to money market (short-term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the
Funds would not require collateral for Interfund Loans except on the few occasions when a
Fund’s total borrowings represent more than 10% of its total assets (or when a third-party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility. Collateralization would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans;
and (iv) the fact that the program for both the borrowing and lending Funds would be administered by PMC, through the Credit Facility Team, and would be subject to the oversight of the Independent Trustees.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, Applicants propose the following:

1.	Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although the Board of each Fund believes
Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Lending as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

2.	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the loan agreement, PMC will promptly refer the loan for arbitration to an independent arbitrator, selected by the Board of each Fund involved in the loan as described above, who will act as arbitrator of disputes concerning the Interfund Loan. The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each such Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. PMC has no pecuniary interest in the administration of the program. As noted earlier, PMC, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary as part of the Funds’ overall cash management program. PMC, through the Credit Facility Team, would administer the program as part of its duties under the relevant management, advisory or administrative contract with each
Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility, although it may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. These fees would be no higher than those applicable for comparable bank loan transactions.

The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed credit facility, the Funds would not negotiate interest rates between themselves, and PMC would not set rates in its discretion. Rather, rates would be determined pursuant to a pre-established formula, approved by the Board of each Fund, which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for short-term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.

The proposed credit facility would also not present any significant potential that any
Fund’s portfolio manager would maintain or expand the Fund's uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Credit Facility Team. As discussed above, the
Credit Facility Team operates and would continue to operate independently of the Funds’
portfolio managers (other than the money market Fund portfolio manager acting in his or her capacity as a member of the Credit Facility Team). The Credit Facility Team will accumulate data at least once each business day on the Funds’ total short-term borrowing needs to meet redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Credit
Facility Team would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to any portfolio managers (other than the money market Fund portfolio manager who is a member of the Credit Facility Team). The Credit
Facility Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund or otherwise intervene in the Credit Facility Team's allocation of loans. No portfolio manager (other than the money market Fund portfolio manager acting in his or her capacity as a member of the Credit Facility Team) would be able to influence the Credit Facility
Team's allocation of loans.[8]

8 As a member of the Credit Facility Team, the money market Fund portfolio manager would participate in the Team’s allocation of loans. However, his or her “influence” would be limited to activities consistent with his or her role as a member of the Team.

Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.[9] It would generally not be in the interest of a portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other
Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund
Loans.

The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo
Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing.

In addition, Applicants believe it would be appropriate to include the money market Fund portfolio manager on the Credit Facility Team for the following reasons. First, Applicants do not believe that the position of the money market Fund portfolio manager on the Credit Facility
Team would subject him or her to influence from other portfolio managers regarding his or her determination of the amount of a Fund’s excess cash or would result in the allocation of more cash than would otherwise be appropriate. With the exception of the money market Funds, the money market Fund portfolio manager has no discretion as to the amount of cash in the Funds’
portfolios and no interest in the investment return of such portfolios; this is the responsibility of the portfolio manager of each Fund. Allocation of the money market Funds’ investment portfolio to excess cash is not an issue, since the money market Funds’ investments are invested in short-term instruments pursuant to Rule 2a-7 under the Act.

Similarly, the position of the money market Fund portfolio manager on the Credit Facility
Team would not enable him or her to influence other portfolio managers regarding allocation of a Fund’s investment portfolio in cash. The money market Funds would typically only participate in the proposed credit facility as lenders because they rarely need to borrow cash to meet redemptions or for other temporary purposes. Since it is expected that there would generally be more uninvested cash available for lending than borrowing demand each day, there would be no incentive for the money market Fund portfolio manager to encourage the portfolio managers of the other Funds to make more cash available for Interfund Loans.

Finally, the money market Fund portfolio manager would not have sole discretion for allocating loans through the proposed credit facility. Specific procedures would govern all allocations and would require that all allocations be made on an equitable basis among participating Funds. In addition, the procedures would require that all allocations be approved by at least one member of the Credit Facility Team who is not a money market Fund portfolio

___________________________________
9 A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or is otherwise unable to locate favorable investment opportunities.

manager. Such approval should serve as an independent check on the money market Fund portfolio manager.

For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c) and 17(b) of the Act and Rule 17d-1 thereunder.

1. Exemption from Sections 17(a)(3) and 21(b) of the Act

PMC is the investment adviser of each Fund, and each of the Companies has the same principal officers and Directors. Although the power of the officers and Directors of each
Company arises solely as result of their official positions with the Company, in view of the overlap of the investment adviser, and of all of the Directors and principal officers of the
Companies, the Companies and the Funds might be deemed to be under common control and thus "affiliated persons" of each other within the meaning of that term under Section 2(a)(3) of the Act. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(3) and 21(b) which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not Involve
Overreaching on the Part of Any Person Concerned

Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Repo Rate and the Bank Loan
Rate). Thus, the rate for a borrowing Fund will be lower, and for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund's daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Credit
Facility Team and matched on an equitable basis pursuant to procedures approved by the Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Directors, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’
Registration Statements and the General Purposes of the Act

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.
Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. If the relief herein is granted, each Fund will include disclosure in its statement of additional information on the possibility of the Fund's participation in the proposed credit facility. A Fund would include disclosure regarding the proposed credit facility in its statement of additional information as long as the Fund participates in the proposed credit facility.

The proposed credit facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.[10] The proposed transactions do not raise such concerns because: (i) PMC, through the Credit Facility Team, would administer the program as a disinterested fiduciary as part of its duties under the relevant management, advisory or administrative contract with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in the Joint Account or pursuant to the Cash Management Program; (iii) the Interfund Loans would not involve a significantly greater risk than other such investments; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, the other terms and conditions that Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

For the foregoing reasons, and in light of the other terms and conditions that Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.

2. Exemption from Sections 17(a)(1), 17(a)(2), and 12(d)(1) of the Act

___________________________________
10 The affiliated borrowing transactions covered by Section 21(b) are also covered by Section
17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775,
76th Cong. 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).
The lending transactions at issue here, of course, do not involve upstream loans.

As noted above, Applicants submit that the proposed credit facility may not involve transactions by any "affiliated persons" of a Fund. Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any "security" by a borrowing Fund to a lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the
Act. However, because of the broad definition of a "security" in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act. Thus, Applicants seek through this Application to eliminate any possible questions or doubts concerning their participation in the proposed credit facility.

Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Pursuant to conditions (3), (4) and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. If such a pledge of assets were to be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act, exemptive relief from the provisions of that section would be required.[11]

Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property, i.e., to prevent self-dealing.[12] Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each
Fund's daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Credit Facility
Team and matched on an equitable basis pursuant to procedures approved by the Board of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one
Fund being disadvantaged by another participating Fund.

The requested relief from Section l7(a)(2) of the Act meets the standards of Sections 6(c)
and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better

___________________________________
[11] See Rubin v. United States, 449 U.S. 424 (1981). See also Salomon Brothers Asset
Management Inc., et al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999) (notice)
and 24222 (Dec. 28, 1999) (order).

[12] See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).

conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company's acquisitions of securities issued by another investment company. To the extent that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed a security, as described above, an Interfund Loan could involve an acquisition of securities of the borrowing Fund in excess of the limits of Section 12(d)(1). That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the
Funds or their shareholders. PMC, through the Credit Facility Team, would administer the proposed credit facility as a disinterested fiduciary under its existing management, advisory or administrative agreements with the Funds, and would receive no additional compensation for its services in connection with the administration of the credit facility. PMC may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Fees paid to PMC in connection with an Interfund Loan would be no higher than those applicable for comparable bank loan transactions.

Under these circumstances, to include Interfund Loans within the limitations of Section
12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund's ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interest of Fund shareholders.

3. Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder

Applicants also believe that the proposed credit facility would not involve any "joint enterprise" with any affiliated person subject to Section 17 (d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section
17(d) is to avoid overreaching and unfair advantage to insiders.[13] For the same reasons discussed above with respect to Section 17(a), each Applicant's participation in the proposed credit facility would not involve the overreaching or unfair advantage of any other Applicant. Furthermore, the proposed credit facility is consistent with the provisions, policies and purposes of the Act in that

___________________________________
13 See, e.g., Hearings on S3580 Before a Subcomm. of the Sen. Comm. on Banking and
Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating
Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each
Fund's participation in the proposed credit facility would be on terms which are no different from or less advantageous than that of other participating Funds.

4. Exemption from Section 18(f)(1) of the Act

Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing
“any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company ” Applicants seek exemption from these provisions only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the other terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least
300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this
Application, Applicants submit that allowing the Funds to borrow directly from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of
Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VI. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their respective addresses are as follows:

Principal Funds, Inc.	Principal Variable Contracts	Principal Management Corporation
680 8th Street	Funds, Inc.	Principal Financial Group
Des Moines, Iowa 50392	680 8th Street	Des Moines, Iowa 50392
Des Moines, Iowa 50392

Applicants further state that all communications, notices and orders concerning this
Application should be directed to John W. Blouch, Esq., Drinker Biddle & Reath, LLP, 1500 K
Street, N.W., Washington, DC 20005-1209, telephone: (202) 230-5422, fax: (202) 842-8465.
Copies should be directed to Adam U. Shaikh, Esq., Principal Financial Group, Des Moines,
Iowa 50392-0300.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements of its Articles of Incorporation and By-laws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the
Applicants is fully authorized to execute this Application and any amendments hereto. The resolutions adopted by the respective Applicants that authorize the filing of this Application and any amendments hereto are attached hereto as Exhibits B and C.

Applicants request that the Commission issue an order without a hearing pursuant to Rule
0-5 under the Act.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, each of the
Applicants has caused this Application to be duly signed on its behalf in the City of Des Moines in the State of Iowa on the 16th day of February, 2011.

PRINCIPAL FUNDS, INC.
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

/s/ Adam U. Shaikh
___________________________________
Adam U. Shaikh
Assistant Counsel

PRINCIPAL MANAGEMENT CORPORATION

/s/ Adam U. Shaikh
___________________________________
Adam U. Shaikh
Counsel

EXHIBIT INDEX

Exhibit	Document
A	Verification
B	Authorization
C	Authorization

Exhibit A

VERIFICATION

The undersigned states: that he has duly executed the attached Application, dated
February 16, 2011, for and on behalf of each of Principal Funds, Inc., Principal Variable
Contracts Funds, Inc., and Principal Management Corporation; that he is Assistant Counsel of each such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL FUNDS, INC.
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

/s/ Adam U. Shaikh
___________________________________
Adam U. Shaikh
Assistant Counsel

PRINCIPAL MANAGEMENT CORPORATION

/s/ Adam U. Shaikh
___________________________________
Adam U. Shaikh
Counsel

Exhibit B

Authorization

I, Beth C. Wilson, do hereby certify that I am the Vice President and Secretary of
Principal Funds, Inc. and Principal Variable Contracts Funds, Inc., and that the following resolutions were duly adopted by the Board of Directors of each such corporation on
December 14, 2010, and remain in full force and effect as of the date hereof:

“BE IT RESOLVED, That the establishment of an interfund lending facility (the
“Credit Facility”) whereby the Funds and the Accounts may directly lend to and borrow money from each other for temporary purposes, as described in and subject to the terms and conditions set forth in the Application for an Order of the
Securities and Exchange Commission (the “SEC”) (the Application”) presented at this meeting and to be filed with the SEC by the Corporation and Principal
Management Corporation (the “Manager”) for purposes of obtaining exemptions from provisions of and rules promulgated under the Investment Company Act of
1940, as amended (the “Act”), to the extent necessary to permit the establishment and operation of the proposed Credit Facility, is hereby approved; and

BE IT FURTHER RESOLVED, That the Application, in substantially the form presented at this meeting, is hereby approved, subject to such changes therein as the officers of the Corporation shall deem necessary or appropriate, and that the proposed Credit Facility shall be established and operated in the manner specified in the Application at the time that the SEC issues an order granting the exemptive relief requested therein, and in that connection the Board notes that it has determined that:

(i) participation in the proposed Credit Facility by the Funds and the Accounts is in the best interests of the Funds and the Accounts, and the significant benefits to be derived from such participation more than outweigh the additional risks that may be incurred by the Funds and the Accounts; and

(ii) each Fund and Account will be permitted to borrow under the proposed
Credit Facility on an unsecured basis only if the Fund’s or the Account’s total borrowings from all sources immediately after the such interfund borrowing are equal to or less than 10% of its total assets; and

(iii) the Funds and the Accounts will limit their loans extended through the proposed Credit Facility to no more than 15% of a Fund’s or Account’s current net assets at the time an interfund loan is made; and

(iv) any interfund loan made through the proposed Credit Facility, given the asset coverage limits and the other terms and conditions set forth in the
Application, will be comparable in credit quality to money market (short-
term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations; and

BE IT FURTHER RESOLVED, That, prior to the implementation of the proposed Credit Facility, the Manager shall prepare and submit to the Board for approval procedures for the establishment and operation of the Credit Facility that are in accordance with the terms and conditions of the Application; and

BE IT FINALLY RESOLVED, That the officers of the Corporation are authorized to take such steps as they deem necessary or appropriate to carry out the foregoing resolutions and effectuate the establishment and operation of the proposed Credit Facility, including the execution and filing with the SEC of the
Application and any amendments thereto.”

IN WITNESS WHEREOF, I have executed this certificate on this 16th day of February,
2011.

/s/ Beth C. Wilson
_______________________________________
Beth C. Wilson
Vice President and Secretary
Principal Funds, Inc.
Principal Variable Contracts Funds, Inc.

Exhibit C

Authorization

I, Patricia A. Barry, do hereby certify that I am the Assistant Corporate Secretary of Principal Management Corporation and that the following resolution was duly adopted by the Board of Directors of such corporation on January 13, 1998, and remains in full force and effect as of the date hereof:

“RESOLVED, that the Chairman of the Board, the President, any Vice President, the
Secretary or such other officers as may be designated, by the Chairman or the President, be and hereby authorized and directed to prepare for the corporation individually, or individually or jointly with Princor Financial Services Corporation, any registered investment company or companies for which Princor Financial Services Corporation and/or Principal Management Corporation serve as investment advisor or principal underwriter, respectively, Principal Mutual Life Insurance company or any affiliate, including any of its separate accounts, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the
Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”),
for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.”

IN WITNESS WHEREOF, I have executed this certificate on this 16th day of February,
2011.

/s/ Patricia A. Barry
___________________________________
Patricia A. Barry
Assistant Corporate Secretary
Principal Management Corporation